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                                                                    EXHIBIT 99.7

                        FORM OF EXCHANGE AGENT AGREEMENT

____________, 2004

EXCHANGE AGENT AGREEMENT

J.P. Morgan Trust Company, N.A.

Dear :

Lennar Corporation, a Delaware corporation (the "Company"), proposes to make an offer (the "Exchange Offer") to exchange up to $300,000,000 aggregate principal amount of its Senior Floating-Rate Notes due 2009 (the "Initial Notes"), for a like principal amount of Senior Floating-Rate Notes due 2009, Series B (the "New Notes"). The terms and conditions of the Exchange Offer are set forth in a prospectus (the "Prospectus") included in the Company's registration statement on form S-4 (File No. 333- ) (the "Registration Statement"), filed with the Securities and Exchange Commission (the "SEC"), proposed to be distributed to all record holders of the New Notes. The New Notes and the Initial Notes are collectively referred to herein as the "Notes." Capitalized terms used herein and not defined shall have the respective meanings ascribed to them in the Prospectus.

The Company hereby appoints J.P. Morgan Trust Company, N.A. to act as exchange agent (the "Exchange Agent") in connection with the Exchange Offer. References hereinafter to "you" shall refer to J.P. Morgan Trust Company, N.A.


The Exchange Offer is expected to be commenced by the Company on or about ___________, 2004. The Letter of Transmittal accompanying the Prospectus is to be used by the holders of the Initial Notes to accept the Exchange Offer and contains instructions with respect to the delivery of certificates for Initial Notes tendered.


The Exchange Offer shall expire at 5:00 P.M., New York City time, on __________, 2004, or on such later date or time to which the Company may extend the Exchange Offer (the "Expiration Date"). Subject to the terms and conditions set forth in the Prospectus, the Company expressly reserves the right to extend the Exchange Offer from time to time and may extend the Exchange Offer by giving oral (confirmed in writing) or written notice to you before 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

The Company expressly reserves the right, in its sole discretion, to amend or terminate the Exchange Offer, and not to accept for exchange any Initial Notes not theretofore accepted for exchange. The Company will give oral (confirmed in writing) or written notice of any amendment, termination or non-acceptance to you as promptly as practicable.

In carrying out your duties as Exchange Agent, you are to act in accordance with the following instructions:


      1. You will perform such duties and only such duties as are specifically set forth in the section of the Prospectus captioned "The Exchange Offer," in the Letter of Transmittal


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accompanying the Prospectus or as specifically set forth herein; provided, however, that in no way will your general duty to act in good faith and without gross negligence or willful misconduct be limited by the foregoing.

      2. You will establish an account with respect to the Initial Notes at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Exchange Offer within two business days after the date of the Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of the Initial Notes by causing the Book-Entry Transfer Facility to transfer such Initial Notes into your account in accordance with the Book-Entry Transfer Facility's procedures for such transfer.


      3. You are to examine each of the Letters of Transmittal and confirmations of book-entry transfers of Initial Notes into your account at the Book-Entry Transfer Facility and any other documents delivered or mailed to you by or for holders of the Initial Notes, to ascertain whether: (i) the Letters of Transmittal, and any such other documents are duly executed and properly completed in accordance with instructions set forth therein and that such book-entry confirmations are in due and proper form and contain the information required to be set forth therein, and (ii) the Initial Notes have otherwise been properly tendered. In each case where the Letter of Transmittal or any other document has been improperly completed or executed, or where book-entry confirmations are not in due and proper form or omit certain information, or some other irregularity in connection with the acceptance of the Exchange Offer exists, you will endeavor to inform the presenters of the need for fulfillment of all requirements and to take any other action as may be necessary or advisable to cause such irregularity to be corrected.


      4. With the approval of the Chairman, the President and Chief Executive Officer, any of the Executive Vice Presidents or the General Counsel of the Company (such approval, if given orally, to be confirmed in writing) or any other person designated by such an officer in writing, you are authorized to waive any irregularities in connection with any tendency of Initial Notes pursuant to the Exchange Offer.


      5. Tenders of Initial Notes may be made only as set forth in the Letter of Transmittal and in the section of the Prospectus captioned "The Exchange Offer -- Procedures for Tendering Notes," and Initial Notes shall be considered properly tendered by you only when tendered in accordance with the procedures set forth therein. Notwithstanding the provisions of this paragraph 5, Initial Notes which the Chairman, the President and Chief Executive Officer, any of the Executive Vice Presidents or the General Counsel or any other officer of the Company designated by any such person shall approve as having been properly tendered shall be considered to be properly tendered (such approval, if given orally, shall be confirmed in writing).


      6. You shall advise the Company with respect to any Initial Notes received subsequent to the Expiration Date and accept its instructions with respect to disposition of such Initial Notes.

      7. You shall accept tenders:

            (a) in cases where the Initial Notes are registered in two or more names only if signed by all named holders;


            (b) in cases where the signing person (as indicated on the Letter of Transmittal) is acting in a fiduciary or a representative capacity only when proper evidence of his or her authority so to act is submitted; and


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            (c) from persons other than the registered holder of Initial Notes provided that customary transfer requirements, including those regarding any applicable transfer taxes, are fulfilled.


      You shall accept partial tenders of Initial Notes when so indicated and as permitted in the Letter of Transmittal and return any untendered Initial Notes to the holder (or such other person as may be designated in the Letter of Transmittal) as promptly as practicable after expiration or termination of the Exchange Offer.



      8. Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will notify you (such notice if given orally, to be confirmed in writing) of its acceptance, promptly after the Expiration Date, of all Initial Notes properly tendered and you, on behalf of the Company, will exchange such Initial Notes for New Notes and cause such Initial Notes to be canceled. Delivery of New Notes will be made on behalf of the Company by you at the rate of $1,000 principal amount of New Notes for each $1,000 principal amount of the Initial Notes tendered promptly after notice (such notice if given orally, to be confirmed in writing) of acceptance of said Initial Notes by the Company; provided, however, that in all cases, Initial Notes tendered pursuant to the Exchange Offer will be exchanged only after timely receipt by you of confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility, a properly completed and, except as described in the section of the Prospectus captioned "The Exchange Offer -- Procedures for Tendering Notes," duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and any other required documents. Unless otherwise instructed by the Company, you shall issue New Notes only in denominations of $1,000 or any integral multiple thereof.



      9. Tenders pursuant to the Exchange Offer are irrevocable, except that, subject to the terms and upon the conditions set forth in the section of the Prospectus captioned "The Exchange Offer -- Withdrawal of Tenders" and the Letter of Transmittal, Initial Notes tendered pursuant to the Exchange Offer may be withdrawn at any time on or prior to the Expiration Date in accordance with the terms of the Exchange Offer.


      10. The Company shall not be required to exchange any Initial Notes tendered if any of the conditions set forth in the Exchange Offer are not met. Notice of any decision by the Company not to exchange any Initial Notes tendered shall be given (and confirmed in writing) by the Company to you.


      11. If, pursuant to the Exchange Offer, the Company does not accept for exchange all or part of the Initial Notes tendered because of an invalid tender, the occurrence of certain other events set forth in the Prospectus or otherwise, you shall as soon as practicable after the expiration or termination of the Exchange Offer return those unaccepted Initial Notes by appropriate book-entry transfer, together with any related required documents and the Letters of Transmittal relating thereto that are in your possession, to the persons who surrendered them.


      12. You are not authorized to pay or offer to pay any concessions, commissions or other solicitation fees to any broker, dealer, commercial bank, trust company or other nominee or to engage or use any person to solicit tenders.

      13. As Exchange Agent hereunder, you:


            (a) shall have no duties or obligations other than those specifically set forth in the Prospectus, the Letter of Transmittal or herein or as may be subsequently agreed to in writing by you and the Company;


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            (b) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any of the certificates for the Initial Notes deposited with you pursuant to the Exchange Offer, and will not be required to and will make no representation as to the validity, value or genuineness of the Exchange Offer;

            (c) will not be obligated to take any legal action hereunder which might in your reasonable judgment involve any expense or liability, unless you will have been furnished with reasonable indemnity;

            (d) may rely on and will be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telegram or other document or security delivered to you and reasonably believed by you to be genuine and to have been signed by the proper party or parties;

            (e) may act upon any tender, statement, request, comment, agreement or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you shall in good faith believe to be genuine or to have been signed or represented by a proper person or persons;

            (f) may rely on and shall be protected in acting upon written or oral instructions from any officer of the Company;

            (g) may consult with your counsel with respect to any questions relating to your duties and responsibilities, and the written opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by you hereunder in good faith and in accordance with the written opinion of such counsel; and

            (h) will not advise any person tendering Initial Notes pursuant to the Exchange Offer as to whether to tender or refrain from tendering all or any portion of Initial Notes or as to the market value, decline or appreciation in market value of any Initial Notes that may or may not occur as a result of the Exchange Offer or as to the market value of the New Notes;

provided, however, that in no way will your general duty to act in good faith and without gross negligence or willful misconduct be limited by the foregoing.


      14. You will take such action as may from time to time be requested by the Company or its counsel (and such other action as you may reasonably deem appropriate) to furnish copies of the Prospectus, Letter of Transmittal and the Notice of Guaranteed Delivery (as defined in the Prospectus) or such other forms as may be approved from time to time by the Company, to all persons requesting such documents and to accept and comply with telephone requests for information relating to the Exchange Offer, provided that such information shall relate only to the procedures for accepting (or withdrawing from) the Exchange Offer. The Company will furnish you with copies of such documents at your request.


      15. You will advise by facsimile transmission or telephone, and promptly thereafter confirm in writing to Benjamin P. Butterfield of the Company (telephone number (305) 559-4000, facsimile number (305) 229-6650), and such other person or persons as the Company may request, daily up to and including the Expiration Date as to the aggregate principal amount of Initial Notes which have been duly tendered pursuant to the Exchange Offer and the items received by you pursuant to the Exchange Offer and this Agreement, separately reporting and giving cumulative totals as to items properly received and items

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improperly received. In addition, you will also inform, and cooperate in making available to, the Company or any such other person or persons upon oral request made from time to time prior to the Expiration Date of such other information as it or he or she reasonably requests. Such cooperation shall include, without limitation, the granting by you to the Company and such person as the Company may request of access to those persons on your staff who are responsible for receiving tenders, in order to ensure that immediately prior to the Expiration Date the Company shall have received information in sufficient detail to enable it to decide whether to extend the Exchange Offer. You shall prepare a final list of all persons whose tenders were accepted, the aggregate principal amount of Initial Notes tendered, the aggregate principal amount of Initial Notes accepted and the identity of any Participating Broker-Dealers and the aggregate principal amount of New Notes delivered to each, and deliver said list to the Company.


      16. Letters of Transmittal, book-entry confirmations and Notices of Guaranteed Delivery received by you shall be preserved by you for a period of time at least equal to the period of time you preserve other records pertaining to the transfer of securities, or one year, whichever is longer, and thereafter shall be delivered by you to the Company. You shall dispose of unused Letters of Transmittal and other surplus materials as instructed by the Company.


      17. You hereby expressly waive any lien, encumbrance or right of set-off whatsoever that you may have with respect to funds deposited with you for the payment of transfer taxes by reasons of amounts, if any, borrowed by the Company, or any of its subsidiaries or affiliates pursuant to any loan or credit agreement with you or for compensation owed to you hereunder.

      18. For services rendered as Exchange Agent hereunder, you shall be entitled to such compensation as set forth on Schedule I attached hereto.


      19. You hereby acknowledge receipt of the Prospectus and the Letter of Transmittal and further acknowledge that you have examined each of them. Any inconsistency between this Agreement, on the one hand, and the Prospectus and the Letter of Transmittal (as they may be amended from time to time), on the other hand, shall be resolved in favor of the latter two documents, except with respect to the duties, liabilities and indemnification of you as Exchange Agent, which shall be controlled by this Agreement.


      20. The Company covenants and agrees to indemnify and hold you harmless in your capacity as Exchange Agent hereunder against any loss, liability, cost or expense, including attorneys' fees and expenses arising out of or in connection with any act, omission, delay or refusal made by you in reliance upon any signature, endorsement, assignment, certificate, order, request, notice, instruction or other instrument or document reasonably believed by you to be valid, genuine and sufficient and in accepting any tender or effecting any transfer of Initial Notes reasonably believed by you in good faith to be authorized, and in delaying or refusing in good faith to accept any tenders or effect any transfer of Initial Notes; provided, however, that anything in this Agreement to the contrary notwithstanding, the Company shall not be liable for indemnification or otherwise for any loss, liability, cost or expense to the extent arising out of your gross negligence or willful misconduct. In no case shall the Company be liable under this indemnity with respect to any claim against you unless the Company shall be notified by you, by letter or cable or by facsimile which is confirmed by letter, of the written assertion of a claim against you or of any other action commenced against you, promptly after you shall have received any such written assertion or notice of commencement of action. The Company shall be entitled to participate, at its own expense, in the defense of any such claim or other action, and, if the Company so elects, the Company may assume the defense of any pending or threatened action against you in respect of which indemnification may be sought hereunder, in which case the Company shall not thereafter be responsible

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for the subsequently-incurred fees and disbursements of legal counsel for you under this paragraph so long as the Company shall retain counsel reasonably satisfactory to you to defend such suit; provided, that the Company shall not be entitled to assume the defense of any such action if the named parties to such action include both you and the Company and representation of both parties by the same legal counsel would, in the written opinion of your counsel, be inappropriate due to actual or potential conflicting interests between you and the Company. You understand and agree that the Company shall not be liable under this paragraph for the fees and expenses of more than one legal counsel for you.

      21. You shall arrange to comply with all requirements under the tax laws of the United States, including those relating to missing Tax Identification Numbers, and shall file any appropriate reports with the Internal Revenue Service. The Company understands that you are required, in certain instances, to deduct twenty-eight percent (28%) with respect to interest paid on the New Notes and proceeds from the sale, exchange, redemption or retirement of the New Notes from holders who have not supplied their correct Taxpayer Identification Number or required certification. Such funds will be turned over to the Internal Revenue Service in accordance with applicable regulations.

      22. You shall notify the Company of the amount of any transfer taxes payable in respect of the exchange of Initial Notes and, upon receipt of a written approval from the Company, shall deliver or cause to be delivered, in a timely manner to each governmental authority to which any transfer taxes are payable in respect of the exchange of Initial Notes, your check in the amount of all transfer taxes so payable, and the Company shall reimburse you for the amount of any and all transfer taxes payable in respect of the exchange of Initial Notes; provided, however, that you shall reimburse the Company for amounts refunded to you in respect of your payment of any such transfer taxes, at such time as such refund is received by you.

      23. This Agreement and your appointment as Exchange Agent hereunder shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, and without regard to conflicts of law principles that would apply the law of any other jurisdictions.

      24. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Without limitation of the foregoing, the parties hereto expressly agree that no holder of Initial Notes or New Notes shall have any right, benefit or remedy of any nature whatsoever under, or by reason of, this Agreement.

      25. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement.

      26. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

      27. This Agreement shall not be deemed or construed to be modified, amended, rescinded, canceled or waived, in whole or in part except by a written instrument signed by a duly authorized representative of the party to be charged.

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      28. Unless otherwise provided herein, all notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given to such party, addressed to it, at its address or fax number set forth below:

      if to the Company, to:

           Lennar Corporation
           700 Northwest 107th Avenue
           Miami, Florida 33172
           Telephone:(305) 559-4000
           Fax: (305) 229-6650
           Attention: Benjamin P. Butterfield

      with a copy to:

           Clifford Chance US LLP
           31 West 52nd Street
           New York, New York 10166
           Telephone: (212) 878-8000
           Fax: (212) 878-8375
           Attention: David W. Bernstein, Esq.

      If to the Exchange Agent, to:

           J.P. Morgan Trust Company, N.A.
           [            ]
           New York, NY [   ]
           Telephone:(212)[      ]
           Fax:(212)[       ]
           Attention: [          ]

      29. Unless terminated earlier by the parties hereto, this Agreement shall terminate 90 days following the Expiration Date. Notwithstanding the foregoing, paragraphs 17, 19, 21 and 23 shall survive the termination of this Agreement. Upon any termination of this Agreement, you shall promptly deliver to the Company any funds or property then held by you as Exchange Agent under this Agreement.

      30. This Agreement shall be binding and effective as of the date hereof.

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Please acknowledge receipt of this Agreement and confirm the arrangements herein provided by signing and returning the enclosed copy.

                                        LENNAR CORPORATION

                                        By:_____________________________________
                                           Name: Stuart Miller
                                           Title: President and Chief Executive
                                                  Officer

                                        Accepted as of the date first above
                                        written:

                                        _____________________, as Exchange Agent

                                        By:_____________________________________
                                           Name:
                                           Title: